UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MarketAxess Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

57060D 10 8

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 57060D 10 8	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard M. McVey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,548,322 shares of Common Stock
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,548,322 shares of Common Stock
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,548,322 shares of Common Stock (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 4.1% as of December 31, 2012 (based on the 37,293,525 shares of Common Stock reported to be issued and outstanding as of November 1, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2012). (See Item 4).

12	TYPE OF REPORTING PERSON* IN – Individual

Item 1.

(a)	Name of Issuer

MarketAxess Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices:

299 Park Avenue, 10th Floor

New York, NY 10171

Item 2.

(a)	Name of Persons Filing:

Richard M. McVey

(b)	Address of Principal Business Office:

c/o MarketAxess Holdings Inc.

299 Park Avenue, 10th Floor

New York, NY 10171

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.003 per share

(e)	CUSIP Number:

57060D 10 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box  ☐

Item 4.	Ownership

(a)	Amount Beneficially Owned

1,548,322 shares of Common Stock (includes 544,488 shares of Common Stock issuable pursuant to employee stock options that are or become exercisable within sixty days of December 31, 2012).

(b)	Percent of Class

Approximately 4.1% as of December 31, 2012 (based on the 37,293,525 shares of Common Stock reported to be issued and outstanding as of November 1, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2012).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

1,548,322 shares of Common Stock.

(ii)	Shared power to vote or direct the vote:

None.

(iii)	Sole power to dispose or to direct the disposition of:

1,548,322 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

None.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8.	Identification and Classification of Members of the Group

Inapplicable

Item 9.	Notice of Dissolution of the Group

Inapplicable

Item 10.	Certification

Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013
Date

/s/ Richard M. McVey
Signature

Richard M. McVey
Name/Title